UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

CHANNELADVISOR CORP
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

159179100
(CUSIP Number)

August 5, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 159179100	13G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Bridger Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,170,993
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 2,170,993
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,170,993
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%
12	TYPE OF REPORTING PERSON* IA

CUSIP No. 159179100	13G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Roberto Mignone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,170,993
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 2,170,993
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,170,993
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 159179100	13G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Swiftcurrent Offshore Master Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,333,000
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,333,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,333,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 159179100	13G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Swiftcurrent Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,333,000
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,333,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,333,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12	TYPE OF REPORTING PERSON* CO

Item 1(a).	Name of Issuer: ChannelAdvisor Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices: 2701 Aerial Center Parkway, Morrisville, NC

Item 2(a, b, c).	Name of Persons Filing, Address of Principal Business Office, Citizenship:

Bridger Management, LLC, a Delaware limited liability company, 90 Park Avenue, 40th Floor, New York, NY 10016
Mr. Roberto Mignone (“Mr. Mignone”), 90 Park Avenue, 40th Floor, New York, NY 10016.  Mr. Mignone is a United States citizen.
Swiftcurrent Offshore, Ltd., a Cayman Islands limited company, c/o Morgan Stanley Fund Services (Cayman) Ltd., Cricket Square, 2nd Floor, Boundary Hall, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands
Swiftcurrent Offshore Master, Ltd., a Cayman Islands limited company, c/o Morgan Stanley Fund Services (Cayman) Ltd., Cricket Square, 2nd Floor, Boundary Hall, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number: 159179100

Item 3.	Not Applicable.

Item 4.	Ownership.

Information with respect to the Reporting Persons’ ownership of the Common Stock as of August 15, 2014 is incorporated by reference to items (5) - (9) and (11) of the cover page of the respective Reporting Person.

Swiftcurrent Offshore Master Ltd. and Swiftcurrent Partners L.P. are the owners of record of the Common Stock reported herein.  Swiftcurrent Partners L.P. has beneficial ownership of less than five percent of the Common Stock.  Swiftcurrent Offshore Ltd. invests substantially all of its assets in Swiftcurrent Offshore Master, Ltd. and may be deemed to share beneficial ownership of the Common Stock owned by Swiftcurrent Offshore Master, Ltd.  Bridger Management LLC is the investment adviser to Swiftcurrent Partners L.P. and Swiftcurrent Offshore Master Ltd.  Mr. Mignone is the managing member of Bridger Management, LLC.  Each of Bridger Management LLC and Mr. Mignone may be deemed to share beneficial ownership of the Common Stock reported herein.

This amendment to Schedule 13G is being filed to add Swiftcurrent Offshore Master Ltd. and Swiftcurrent Offshore Ltd. as Reporting Persons because Swiftcurrent Offshore Master Ltd.’s beneficial ownership of the Common Stock exceeded five percent on August 5, 2014.  The initial Schedule 13G was filed on August 1, 2014 by Bridger Management LLC and Mr. Mignone.

Item 5.	Ownership of Five Percent or less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

[Signature Page Follows:]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  August 15, 2014

BRIDGER MANAGEMENT, LLC
By:	/s/ Roberto Mignone
Roberto Mignone, Managing Member

/s/ Roberto Mignone
Roberto Mignone, Individually

SWIFTCURRENT OFFSHORE, LTD. By: Bridger Management, LLC, its investment manager
By:	/s/ Roberto Mignone
Roberto Mignone, Managing Member

SWIFTCURRENT OFFSHORE MASTER, LTD. By: Bridger Management, LLC, its investment manager
By:	/s/ Roberto Mignone
Roberto Mignone, Managing Member

EXHIBIT INDEX

Exhibit I:    Joint Filing Statement Pursuant to Rule 13d-1(k)

Exhibit I
JOINT FILING STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  August 15, 2014

BRIDGER MANAGEMENT, LLC
By:	/s/ Roberto Mignone
Roberto Mignone, Managing Member

/s/ Roberto Mignone
Roberto Mignone, Individually

SWIFTCURRENT OFFSHORE, LTD. By: Bridger Management, LLC, its investment manager
By:	/s/ Roberto Mignone
Roberto Mignone, Managing Member

SWIFTCURRENT OFFSHORE MASTER, LTD. By: Bridger Management, LLC, its investment manager
By:	/s/ Roberto Mignone
Roberto Mignone, Managing Member